SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 5)
________________________

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Subject Company)
________________________

LSRI HOLDINGS, INC.
 LANDRY’S RESTAURANTS, INC.
TILMAN J. FERTITTA
 (Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

TILMAN J. FERTITTA
LANDRY’S RESTAURANTS, INC.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$123,386,221.75	$14,325.14

* Estimated for purposes of calculating the amount of filing fee only.  This amount is based on the offer to purchase all 14,835,332 issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. as reported in its public filings with the Securities and Exchange Commission (less the 1,496,281 shares of common stock held by the Offeror) at a purchase price of $9.25 cash per share.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,325.14

Form or Registration No.:  SC TO-T

Filing Party: Landry’s Restaurants, Inc.

Date Filed: April 7, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 7, 2011, as amended by Amendment No. 1 to Schedule TO filed on April 7, 2011, Amendment No. 2 to Schedule TO filed on April 21, 2011, Amendment No. 3 to Schedule TO filed on April 22, 2011 and Amendment No. 4 to Schedule TO filed on May 5, 2011 (as so amended, the “Schedule TO”), on behalf of LSRI Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), relating to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred share purchase rights (the “Rights,” and together with such shares, the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 7, 2011, and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with this Amendment No. 5, and any other amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 1 THROUGH 9; ITEM 11.

The Offer to Purchase is hereby amended as follows:

Summary Term Sheet

In the “Summary Term Sheet” section of the Offer to Purchase, the first paragraph in the answer to the question “If I do not tender but the offer is successful, what will happen to my Shares?” is hereby amended and restated in its entirety to read as follows:

“If, following the consummation of the offer, we own at least 90% of the outstanding Shares, including the Shares currently owned by the Landry’s Group, we will cause MSSR to consummate the Proposed Merger promptly under the DGCL in which all Shares held by the remaining stockholders would be converted into the right to cash equal to the same price per Share as was paid in the offer, without interest.  If, after the offer is completed but prior to the consummation of the Proposed Merger, the aggregate ownership by Purchaser and its affiliates of the outstanding Shares should fall below 90% for any reason, Purchaser may decide to acquire additional Shares in the open market, in privately negotiated transactions or through other unspecified or alternative methods to the extent required for such ownership to equal or exceed 90%; provided, that the consideration per Share paid for any Shares so acquired will be at least equal to the highest consideration offered to the holders of Shares in the Offer.”

Section 10 – “Background of the Offer”

The last paragraph of Section 10 (“Background of the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Also on May 4, 2011, Mr. Fertitta and Landry’s sent a letter to MSSR’s Board of Directors and issued a press release in response to MSSR’s announcement that it had begun a sale process.  In the letter and press release, Mr. Fertitta and Landry’s announced that it would participate in the sale process and withdraw its Withhold Proxy.

On May 9, 2011, Doug Schmick sent a letter to Mr. Fertitta on behalf of the MSSR Board of Directors acknowledging Mr. Fertitta’s letter dated May 4, 2011 and informing Mr. Fertitta that Piper Jaffray & Co., MSSR’s financial advisor, would be in contact regarding Landry’s participation in the sale process.”

Section 11 – “Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

The fifth paragraph of Section 11 (“Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If Purchaser acquires Shares in the Offer, depending upon the number of Shares so acquired and other factors relevant to its equity ownership in MSSR, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer, other unspecified or alternative transactions or a combination of the foregoing on such terms and at such prices as it shall determine, which may be different than the price paid in the Offer, but shall be at least equal to the highest consideration offered to the holders of Shares in the Offer. Purchaser also reserves the right to dispose of Shares that it has acquired or may acquire.”

The second to last paragraph of Section 11 (“Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On the other hand, if Purchaser waives the Approval Condition and purchases Shares in the Offer or otherwise and is prevented by Section 203 of the DGCL from consummating a merger or other business combination with MSSR for any period of time, it may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, in privately negotiated transactions or through other unspecified or alternative methods, at prices at least equal to the highest consideration offered to the holders of the Shares, or (iii) seek to effect one or more alternative transactions with or by MSSR.  Purchaser has not determined whether it would take any of the actions described above under such circumstances.”

Section 14 – “Conditions to the Offer”

The last paragraph of Section 14 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Purchaser or Landry’s and may be asserted by Purchaser and Landry’s, in their reasonable judgment, regardless of the circumstances giving rise to any such conditions, so long as such conditions are not triggered by the action or inaction of Purchaser, Landry’s or Mr. Fertitta, or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or Landry’s, subject to applicable law, in their sole discretion, in whole or in part, at any time and from time to time prior to the Expiration Date. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to expiration of the Offer, the failure by Purchaser or Landry’s at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.  Any determination by Purchaser or Landry’s concerning any condition or event described in this Section 14 shall be final and binding upon all parties to the fullest extent permitted by law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2011
LSRI HOLDINGS, INC.
	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

/s/ Tilman J. Fertitta
TILMAN J. FERTITTA

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 7, 2011. (1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on April 7, 2011. (1)
(a)(5)(A)
Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(a)(5)(B)	Press release issued by Tilman J. Fertitta, dated April 7, 2011. (2)
(a)(5)(C)	Press release issued by Tilman J. Fertitta, dated April 21, 2011. (3)
(a)(5)(D)	Press release issued by Tilman J. Fertitta, dated April 22, 2011. (4)
(a)(5)(E)	Press release issued by Tilman J. Fertitta and Landry’s Restaurants, Inc., dated May 4, 2011.(5)
(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(d)	None.
(g)	None.
(h)	None.
(1) Previously filed with Schedule TO on April 7, 2011.
(2) Previously filed with Amendment No. 1 to Schedule TO on April 7, 2011.
(3) Previously filed with Amendment No. 2 to Schedule TO on April 21, 2011.
(4) Previously filed with Amendment No. 3 to Schedule TO on April 22, 2011.
(5) Previously filed with Amendment No. 4 to Schedule TO on May 5, 2011.